December 19, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited Amendment No. 4 to Registration Statement on Form F-1 Filed December 13, 2023 File No. 333-273093

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 18, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1/A (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 4 to Registration Statement on Form F-1 filed December 13, 2023

The Offering, page 20

1. You state here that after deducting fees and expenses, you will have approximately $3,342,000 in net proceeds. However you appear to have used a higher net proceeds in the capitalization and dilution disclosures. In that regard, Note (1) under the dilution table at page 67 appears to have been revised to include a lower estimated offering expenses payable. Please revise for consistency.

Response:

Responsive to the Staff’s comments, we have revised the total expenses relating to this Offering to $1,007,063 to rectify inconsistencies with the net proceeds in the capitalization and dilution disclosures.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

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